SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GROSVENOR REGISTERED MULTI-STRATEGY FUND (W), LLC

(Name of Issuer)

GROSVENOR REGISTERED MULTI-STRATEGY FUND (W), LLC

(Name of Person(s) Filing Statement)

SHARES OF LIMITED LIABILITY COMPANY INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Girish S. Kashyap, Esq.

c/o Grosvenor Capital Management, L.P.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

(312) 506-6695

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

George J. Zornada, Esq.

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, Massachusetts 02111-2950

(617) 261-3231

September 27, 2019

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $11,000,000 (a)	Amount of Filing Fee: $0.00(b)

(a)	Calculated as the aggregate maximum purchase price for shares of limited liability company interest.

(b)

Issuer is a feeder fund in a master-feeder structure and invests substantially all of its assets in Grosvenor Registered Multi-Strategy Master Fund, LLC (the “Master Fund”). All Shares, if any, repurchased from investors of the Issuer by the Issuer, will have corresponding repurchases of limited liability company interests of the Master Fund from the Issuer. The Master Fund pays tender offer registration fees for its corresponding tender offer, which is also subject to Rule 13e-4. Issuer avails itself of SEC staff no-action relief applicable to feeder funds for fees on shares they offer to repurchase from the public. See Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC, SEC No-Action Letter (pub. avail. April 19, 2017).

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________________________

Form or Registration No.:__________________________________

Filing Party:__________________________________________

Date Filed:___________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.

Grosvenor Registered Multi-Strategy Fund (W), LLC (the “Fund”) is offering to purchase shares of limited liability company interest in the Fund (“Shares”) from investors of the Fund (“Investors”) at their net asset value, calculated as of the Valuation Date (as defined below). The Board of Directors of the Fund (the “Board”) has authorized the Fund to offer to purchase Shares in an amount up to $11,000,000. The offer to purchase Shares (the “Offer”) will remain open until 12:00 midnight, Eastern Time, on October 25, 2019, or if the Offer is extended, until a later date that corresponds to the extension of the Offer made in the absolute discretion of the Board (the “Expiration Date”).

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At an in-person meeting held on September 19, 2019, the Board of the Fund voted to approve a reorganization of the Fund into Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “Acquiring Fund” and, together with the Fund, the “Funds”) (the “Reorganization”). The Reorganization is expected to be a tax-free reorganization for U.S. federal income tax purposes in which the Acquiring Fund acquires the Fund’s assets and liabilities in exchange for Acquiring Fund interests having the equivalent net asset value, and Fund Investors receiving such Acquiring Fund interests on the basis of the net asset value of their ownership of Shares. Both the Fund and the Acquiring Fund serve as feeder funds and invest substantially all of their assets in Grosvenor Registered Multi-Strategy Master Fund, LLC (the “Master Fund”). Accordingly, both Funds have identical investment objectives, strategies and risks. The combined Fund is expected to continue to invest in the Master Fund and continue to have the same investment objective and strategies as the Fund. It is expected that the combined Fund, with a larger asset base, will have a net expense ratio lower than that of the Fund. The Reorganization is expected to occur as of the close of business on or about November 30, 2019 (the “Closing Date”). The Offer is expected to be the last repurchase offer prior to the Closing Date. However, Investors in the Fund will become shareholders in the Acquiring Fund and the Acquiring Fund expects, subject to the sole discretion of its Board of Directors, to offer from time to time to buy a portion of its outstanding shares in the same manner as the Fund has done so historically. References herein to the “Fund” will refer to the combined Fund after the Closing Date.

The equivalent net asset value of tendered Shares will be calculated for this purpose as of December 31, 2019, or, if the Offer is extended, as of the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires (the “Valuation Date”). The Valuation Date is subsequent to the Closing Date, and consequently, the equivalent net asset value of the tendered Shares will be paid by the Acquiring Fund based on the Acquiring Fund’s net asset value on the Valuation Date. The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

Reference is made to Section 1 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

ITEM 2. ISSUER INFORMATION.

(a)

The name of the issuer is Grosvenor Registered Multi-Strategy Fund (W), LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and the telephone number is (312) 506-6500.

(b)

The title of the securities that are the subject of the Offer is shares of limited liability company interest of the Fund (referred to herein as Shares). As of the start of business on September 1, 2019, there was approximately $23,294,323 in outstanding Shares. Subject to the conditions set forth in the Offer, the Fund will purchase up to $11,000,000 of Shares that are tendered by and not withdrawn by Investors, subject to any extension of the Offer.

(c)	Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Limited Liability Company Agreement, as amended from time to time (the “LLC Agreement”).

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)

The name of the filing person is Grosvenor Registered Multi-Strategy Fund (W), LLC. The Fund’s principal executive office is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and the telephone number is (312) 506-6500. The president and principal financial officer of the Fund are Scott J. Lederman and Kathleen P. Sullivan, respectively. Their address is c/o Grosvenor Registered Multi-Strategy (W) Fund, LLC, 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and the telephone number is (312) 506-6500. The management services provider to the Fund and the investment adviser of the Master Fund in which the Fund invests substantially all of its assets is Grosvenor Capital Management, L.P. (the “Adviser”). The principal executive office of the Adviser is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and it may be reached at

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(312) 506-6500. The members of the Board are Henry S. Bienen, Alan Brott, Brian P. Gallagher, Scott J. Lederman, Victor J. Raskin and Thomas G. Yellin. Their address is c/o the Fund at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and their telephone number is (312) 506-6500.

ITEM 4. TERMS OF THIS TENDER OFFER.

(a) (1) (i)

Subject to the conditions set forth in the Offer, the Fund will purchase up to $11,000,000 of Shares that are tendered by Investors by 12:00 midnight, Eastern Time, on the Expiration Date, which is October 25, 2019, unless the Offer is extended, and not withdrawn.

(ii)	The purchase price of Shares tendered and accepted for purchase will be their net asset value as of the close of business on the Valuation Date.

Reference is made to Sections 3 and 7 of the Offer to Purchase that is attached as Exhibit B, which are incorporated herein by reference.

(iii)	The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, October 25, 2019, unless extended.

(iv)	Not applicable.

(v)

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of the extension and the new Expiration Date. Reference is made to Section 8 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(vi)

Any Investor tendering Shares pursuant to the Offer may withdraw the tender at any time prior to the Expiration Date pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Time, on the Expiration Date, which is October 25, 2019, unless the Offer is extended by following the tender procedures described herein. Pursuant to Rule 13e-4 of the Exchange Act, if the Fund has not yet accepted an Investor’s tender of Shares at any time on or before November 25, 2019 (i.e., 40 business days from the commencement of the Offer), an Investor may withdraw its tender of Shares after November 25, 2019.

(vii)

Reference is made to Sections 5 and 6 of the Offer to Purchase that is attached as Exhibit B, which are incorporated herein by reference. A copy of: (a) the Cover Letter to the Offer to Purchase and the Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Investors that will be sent in connection with the Fund’s acceptances of tenders of Shares, are attached hereto as Exhibits A, B, C, D and E, respectively.

(viii)

For purposes of the Offer, the Fund will be deemed to have accepted for purchase Shares that are tendered as, if and when it gives written notice to the tendering Investors of its election to purchase such Shares.

(ix)	Reference is made to Sections 4 and 8 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(x)	Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

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(xi)	Not applicable.

(xii)	Reference is made to Section 10 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(a) (2) (i)

The Fund’s Board, more than seventy-five percent of whose members are not “interested persons” (as defined in the 1940 Act) of the Fund or the Acquiring Fund, has unanimously approved the reorganization of the Fund with and into the Acquiring Fund, also a Delaware limited liability company registered under the 1940 Act as a closed-end management investment company. On the Closing Date, Investors of the Fund will automatically become investors of the Acquiring Fund.

(ii)

Each Investor will receive shares of limited liability company interest of the Acquiring Fund, with a value equal to the value of the Investor’s limited liability company interest in the Fund as of the Closing Date.

(iii)

The Acquiring Fund has identical investment objectives, strategies and risks as those of the Fund. Anticipated benefits of the Reorganization include permitting Fund Investors to pursue identical investment goals by continuing to invest in the Master Fund but through a larger combined fund that has identical investment objectives, strategies and risks, the same management fee and expense limitation and an anticipated lower net expense ratio.

(iv)	Investor approval of the Reorganization is not required, as the LLC Agreement allows the Fund to be reorganized into the Acquiring Fund without Investor approval under the present circumstances.

(v)	Not applicable.

(vi)	Not applicable.

(vii)	Not applicable.

(b)

To the Fund’s knowledge, no executive officer, director, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Shares of any executive officer, director or other affiliate of the Fund pursuant to the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER’S SECURITIES.

(a) – (d) Not applicable.

(e)

The Fund’s Prospectus and Statement of Additional Information, as updated and supplemented from time to time, and the LLC Agreement, provide that the Board has the discretion to determine whether the Fund will purchase Shares from time to time from Investors pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Investors four times each year, effective as of the last business day of each calendar quarter. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund, the Adviser, any director of the Fund or any person controlling the Fund or controlling the Adviser or any director of the Fund; and (ii) any other person, with respect to the Shares. However, the LLC Agreement provides that the Board will call a meeting of Investors for the purpose of determining whether the Fund should be dissolved in the event that the Fund does not at least once during any 24-month period repurchase any of the Shares tendered in accordance with the procedures determined by the Board from time to time.

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ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)	Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(b)	Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(c)

As a result of the Reorganization, Investors of the Fund will become investors of the Acquiring Fund. The Offer is expected to be the last opportunity Investors will have to withdraw from the Fund prior to the Closing Date. However, Investors in the Fund will become shareholders in the Acquiring Fund and the Acquiring Fund expects, subject to the sole discretion of its Board of Directors, to offer from time to time to buy a portion of its outstanding shares in the same manner as the Fund has done so historically.

Reference is made to Section 9 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Item 1006(c) of Regulation M-A are not applicable to the Fund.

(d)	None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), and (d) Reference is made to Section 7 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(c)	Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of August 31, 2019, the Adviser owns approximately 0.52% of the Fund’s outstanding Shares and none of the executive officers or Directors own any Shares.

(b)

Other than the issuance of Shares at net asset value in the ordinary course of the Fund’s offering on each of August 1, 2019, and September 1, 2019, and the previous tender offer for the repurchase of Shares, there have been no transactions involving the Shares that were effected during the past 60 days by the Fund, the Adviser, and any director or officer of the Fund, or any person controlling the Fund or the Adviser. The Fund’s previous tender offer for the repurchase of Shares had an expiration date of July 26, 2019.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

(b)	Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) (1)

Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and

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which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2018, previously filed on EDGAR on Form N-CSR on June 8, 2018.

Audited financial statements for the fiscal year ended March 31, 2019, previously filed on EDGAR on Form N-CSR on June 10, 2019.

Copies of these financial statements may be obtained by visiting the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (877) 355-1469.

(2)	The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3)	Not applicable.

(4)	Not applicable.

(b)	The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11. ADDITIONAL INFORMATION.

(a) (1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	N/A.

(c)	N/A.

ITEM 12. EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

A.	Cover Letter to the Offer to Purchase and the Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters to Investors in connection with the Fund’s acceptance of tenders of Shares.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GROSVENOR REGISTERED MULTI-STRATEGY FUND (W), LLC

By:	/s/ Scott J. Lederman

Name:	Scott J. Lederman

Title:	President

Dated: September 27, 2019

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EXHIBIT INDEX

A	Cover Letter to the Offer to Purchase and the Letter of Transmittal

B	Offer to Purchase

C	Form of Letter of Transmittal

D	Form of Notice of Withdrawal of Tender

E	Forms of Letters to Investors in connection with the Fund’s acceptance of tenders of Shares

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